CW

T 3 14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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03011068

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED MAR 03 2003 WASH, D.C. 155

SEC FILE NUMBER
8-33471

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GMST WORLD MARKETS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

580 MIDDLETOWN BLVD, STE. 200
(No. and Street)

LANGHORNE (City) PA (State) 19047 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEPHEN J. TAORMINA 215-702-0444
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DRUKER, RAHL & FEIN
(Name – *if individual, state last, first, middle name*)

3625 QUAKERBRIDGE RD (Address) HAMILTON (City) NJ (State) 08619 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

CM 3/17

OATH OR AFFIRMATION

I, STEPHEN J. TAORMINA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GMST WORLD MARKETS, INC, as of 12/31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notarial Seal
Laureen Taormina, Notary Public
Middletown Twp., Bucks County
My Commission Expires Mar. 21, 2005
Member, Pennsylvania Association of Notaries

Signature
CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GMST WORLD MARKETS, INC.

Table of Contents

Year Ended December 31, 2002

DRUKER, RAHL & FEIN
CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS CONSULTANTS
A Member of The Mercadien Group

INDEPENDENT AUDITORS' REPORT

To The Board of Directors and Stockholders of
GMST WORLD MARKETS, INC.

We have audited the accompanying statement of financial condition of **GMST WORLD MARKETS, INC.** as of December 31, 2002, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **GMST WORLD MARKETS, INC.** as of December 31, 2002, and the results of its operations, changes in stockholders' equity and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note J to the financial statements, the Company has incurred a net loss of $969,848 for 2002 and has incurred a net loss in the prior year. These factors raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information on page eleven is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Druker, Rahl & Fein

January 29, 2003

Donald F. Conway, CPA*
Conrad L. Druker, CPA
Esmond S. Druker, CPA
Eugene J. Elias, CPA, RMA
Jack H. Fein, CPA*
Robert J. Rahl, CPA*
David L. Stafford, CPA*
Richard S. Willinger, CPA

*CPA in NJ and PA
* CPA in NY

Other Office:
86 Buck Road
Holland, PA 18966
215-355-4860

P.O. Box 7648 • Princeton, NJ 08543-7648 • 609.689.9700 • Fax 609.689.9720
www.mercadien.com

GMST WORLD MARKETS, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

ASSETS		
Cash	$	5,601
Marketable securities owned, at market value		564,392
Due from clearing broker		336,655
Miscellaneous receivables		32,122
Prepaid expenses		6,338
Property and equipment		20,630
Security deposits		3,810
Total Assets	$	969,548
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accounts payable and accrued liabilities	$	408,600
Securities sold, not yet purchased, at market value		219,980
Total Liabilities		628,580
Stockholders' Equity		
Common stock, $.001 par value; 20,000,000 shares authorized; 1,329,517 shares issued and outstanding		1,330
Additional paid-in capital		1,380,508
Accumulated deficit		(1,040,870)
Total Stockholders' Equity		340,968
Total Liabilities and Stockholders' Equity	$	969,548

See notes to financial statements.